# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AirJoule Technologies Corp., CIK 0001855474
CUSIP: 612160101
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 34361 Innovation Drive, Ronan, Montana (MT), 59864
Date of event which requires filing of this statement: 12/01/2025
Filed by CIK 0001520346
Persons authorized to receive notices and communications: Stuart D. Porter, 185 Dartmouth Street, 7th Floor, Boston, Massachusetts (MA), 02116, (617) 531-7200

## Reporting persons
- Stuart D. Porter (CIK 0001520346): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 294,608; shared voting power 18,755,774; sole dispositive power 294,608; shared dispositive power 18,755,774; aggregate amount beneficially owned 19,050,382 (31.4% of the class)
- Three Curve Holding Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 18,755,774; sole dispositive power 0; shared dispositive power 18,755,774; aggregate amount beneficially owned 18,755,774 (30.9% of the class)
- Three Curve Capital LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 18,755,774; sole dispositive power 0; shared dispositive power 18,755,774; aggregate amount beneficially owned 18,755,774 (30.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: AirJoule Technologies Corp.
Address of issuer's principal executive offices: 34361 Innovation Drive, Ronan, Montana (MT), 59864
Comment:
Explanatory Note

This Amendment No. 1 ("Amendment No. 1") amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the "SEC") on March 21, 2024 (as amended, the "Schedule 13D") with respect to the Class A common stock, par value $0.0001 per share ("Class A Common Stock") of Airjoule Technologies Corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The ownership information presented herein represents beneficial ownership of Class A Common Stock as of the date hereof, based on 60,679,706 shares of Class A Common Stock outstanding as of November 1, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 14, 2025.

Mr. Porter is the beneficial owner of 19,050,382 shares of Class A Common Stock, which consists of (i) 280,388 shares of Class A Common Stock held directly by Mr. Porter; (ii) 14,220 shares of Class A Common Stock underlying stock options held by Mr. Porter that are currently exercisable; and (iii) 18,755,774 shares of Class A Common Stock held directly by Three Curve Capital LP.

In addition, Mr. Porter is the beneficial owner of approximately 31.4% of the outstanding shares of Class A Common Stock. Each of Three Curve Capital LP and Three Curve Holding Corporation is the beneficial owner of approximately 30.9% of the outstanding shares of Class A Common Stock.

Mr. Porter is the sole shareholder of Three Curve Holding Corporation, which is the general partner of Three Curve Capital LP. As such, each of Mr. Porter and Three Curve Holding Corporation may be deemed to share beneficial ownership of the securities held of record by Three Curve Capital LP. Each of them disclaims any such beneficial ownership.
Number of shares as to which each person has sole or shared power to vote or dispose: The information presented on the cover pages herein are incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: Except as otherwise disclosed in this Amendment No. 1, during the past 60 days, none of the Reporting Persons effected any transactions in the Class A Common Stock.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Pledge Agreement

On December 1, 2025, Three Curve Capital LP pledged 2,408,478 shares of Class A Common Stock (the "Pledged Securities") as security for its obligations under the Non-Recourse Loan and Securities Pledge Agreement, dated as of October 28, 2025 (as amended, the "Loan Agreement") between Three Curve Capital LP and The St. James Bank & Trust Company Ltd. All voting rights and rights to receive dividends or distributions with respect to the Pledged Securities will remain with Three Curve Capital LP unless an event of default under the Loan Agreement has occurred and is continuing.

## Signatures
- Stuart D. Porter: /s/ Stuart Porter, Stuart Porter (12/03/2025)
- Three Curve Holding Corporation: /s/ Stuart Porter, Stuart Porter, President (12/03/2025)
- Three Curve Capital LP: Three Curve Holding Corporation, its general partner, /s/ Stuart Porter, Stuart Porter, President (12/03/2025)